UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 14F-1

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INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

B4MC Gold Mines, Inc.

 (Exact name of registrant as specified in its corporate charter)

Nevada	033-17773	90-1188745
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3651 Lindell Road, Suite D565 Las Vegas, NV 89103
(Address of principal executive offices)

Registrant’s telephone number, including area code:  (424) 256-8560

B4MC Gold Mines, Inc.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL

PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF B4MC GOLD MINES, INC.

INTRODUCTION

This Information Statement is being mailed or delivered on or about July 23, 2018 to the holders of the common stock on the close of business on July 12, 2018 (the “Record Date”), par value $0.001 per share (the “Common Stock”), B4MC Gold Mines, Inc., a Nevada corporation (“B4MC”), in connection with the change of control and composition of the Board of Directors of B4MC (the “Board”) as contemplated by that certain Contribution Agreement (the “Contribution Agreement”) made and entered into as of June 27, 2018 by and among Rocketfuel Blockchain Company (“RocketFuel”), Gert Funk (“Funk”), Joseph Page (“Page”), PacificWave Partners Limited (“PWP”), PacificWave Partners UK Ltd. (“PWPUK”) and Saxton Capital Ltd (“Saxton”).  Funk, Page, PWP, PWPUK and Saxton are collectively referred to herein as the “Sellers”, individually each a “Seller”).

Pursuant to the Contribution Agreement the Sellers contributed, transferred, assigned and conveyed to B4MC all right, title and interest in and to all of the issued and outstanding shares of common stock of RocketFuel for an aggregate of 17,001,312 shares of B4MC Common Stock. As a result of the transaction contemplated by the Contribution Agreement, RocketFuel became a 100% wholly-owned subsidiary of B4MC.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder.  This Information Statement is being provided solely for informational purposes and not in connection with a vote of B4MC’s stockholders.  The description of the forgoing transactions does not purport to be complete and is qualified entirely by the terms of the Contribution Agreement.

CHANGE OF CONTROL AND CHANGE OF BOARD

Following consummation of the Contribution Agreement, the Sellers, collectively, own 17,001,312 shares of Common Stock, or 75% of the B4MC’s outstanding voting securities, resulting in a change in control of B4MC.

In connection with the change in control, on June 27, 2018, Bennett Yankowitz, B4MC’s President, Treasurer and Secretary and sole director, resigned from his position as President of B4MC, which resignation will become effective on the Effective Date (defined below), and was appointed Chief Financial Officer of the Company.  Mr. Yankowitz is retaining his positions as Treasurer, Secretary and Director of B4MC. Gert Funk was appointed Chief Executive Officer and Joseph Page was appointed Chief Technical Officer and Chairman of the Board on June 27, 2018.

On June 27, 2018, B4MC’s Board of Directors also appointed Messrs. Funk and Page as directors of B4MC, effective as of the Effective Date (as defined below).

Other than the transactions described above, B4MC knows of no arrangements which may result in a change in control of B4MC.

To B4MC’s knowledge, none of its director, officer, 5% stockholders or affiliate, or any associate of such persons is a party adverse to B4MC or has a material interest adverse to B4MC in any material proceedings. To its knowledge, none of its directors or officers has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder require the mailing to stockholders of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of directors occurs (otherwise than at a meeting of stockholders).  Accordingly, the change in a majority of directors will not occur until 10 days following the filing and mailing of this Information Statement, which will be the “Effective Date.”

  NO VOTE OR OTHER ACTION BY B4MC’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.  PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.  YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES

B4MC’s authorized capital stock consists of seven hundred fifty million (750,000,000) shares of Common Stock, par value $0.001 per share.  Each share of Common Stock is entitled to one vote.

As of the Record Date, twenty-two million six hundred eighty-eight thousand four hundred and sixteen (22,668,416) shares of Common Stock were issued and outstanding.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to the Company regarding beneficial ownership of B4MC’s Common Stock as of the Record Date.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  In accordance with SEC rules, shares of our Common Stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the applicable table below are deemed beneficially owned by the holders of such options and warrants and are deemed outstanding for the purpose of computing the percentage of ownership of such person, but are not treated as outstanding for the purpose of computing the percentage of ownership of any other person. Subject to community property laws, where applicable, the persons or entities named in the tables below have sole voting and investment power with respect to all shares of our Common Stock indicated as beneficially owned by them.

The business address of each person listed below, unless otherwise specified, is c/o B4MC Gold Mines, Inc., 3651 Lindell Road, Las Vegas, Nevada 89103.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Gert Funk	5,100,394	22.5%
Joseph Page	5,100,394	22.5%
Bennett J. Yankowitz	790,000	3.5%
All officers and directors as a group (three persons)	10,990,788	48.5%
Carsten Mark Jensen (1) Rungstedvej 127 2960 Rungsted Denmark	2,472,908	10.9%
Henrik Rouf (2) Islands Brygge 75B, P1 2300 Copenhagen S Denmark	2,925,543	12.9%
Henrik Oerbekker (3) 9 rue des Aubepines L-1145 Luxembourg	3,454,989	15.2%

(1)

Includes 622,777 shares are held in the name of Ejendomsselskabet A/S af 24/6 1988, over which Mr. Jensen exercises sole voting and dispositive power, and 1,850,131 shares held by Saxton Capital Ltd., which is controlled by Mr. Jensen’s mother and over which Mr. Jensen disclaims beneficial ownership.

(2)

Includes 2,750,197 shares held by PacificWave Partners Limited, of which Mr. Rouf is Managing Director and exercises sole voting and dispositive power.

(3)

Includes 133,959 shares of common stock held in the name of PacificWave Partners Europe sarl, 3,276,030 shares of common stock held in the name of PacificWave Partners UK Ltd., and 45,000 shares of common stock held in the name of Richway Finance Ltd. Mr. Oerbekker exercises sole voting and dispositive power over all such entities.

DIRECTORS AND OFFICERS

Below are the names of and certain information regarding B4MC’s executive officers and directors who were appointed effective either as of the closing of the Business Combination, or, with respect to the director positions of Messrs. Funk and Page, as of the Effective Date:

Name	Age	Positions Held with the Registrant
Joseph Page	54	Chairman of the Board, Chief Technical Officer
Gert Funk	53	Director, Chief Executive Officer
Bennett Yankowitz	63	Director, Chief Financial Officer, Secretary

Biographies of Directors and Executive Officers

Joseph Page. Joseph Page is a computer science and blockchain technologies inventor with background in patent law and formation of start-up companies. Mr. Page has participated in the initiation and founding of several technology companies since 1989.  This work primarily includes developing intellectual property strategies for earliest stage technical companies.  Mr. Page earned his B.S. degree in Physics from San Diego State University. He is a member of the USPTO patent bar and registered to practice as a patent agent.

Gert Funk.  Gert Funk has been a serial entrepreneur since 1990 with considerable experience and specialty in banking and payments processing. He has more than 14 years as director in various companies within banking and payments. Mr. Funk has since 2005 been CEO of CNG PRO ApS in Denmark and CNG PRO SARL in Monaco. CNG PRO is a European Payment Service Provider for International eCommerce merchants especially within travel and retail. From 2005 until 2013, Mr. Funk has also been CEO of BigeFinancials A/S, a fully EMI licensed company operating under the European Payment Directive and monitored by the Danish Financial Supervisory Authority, as well as a Principal Member of MasterCard. Mr. Funk has been approved as “Fit and Proper” and “Qualified CEO and owner” by the Danish Financial Supervisory Authority. Mr. Funk is currently also President of the Monaco Blockchain Association.  Mr. Funk has received Master’s degree in economics in Denmark.

Bennett J. Yankowitz. Mr. Yankowitz has more than 30 years of experience as a corporate attorney with leading law firms, specializing in securities, financial and merger and acquisition transactions, and has a background in financial analysis and real estate investment and development. He is of counsel to the law firm Shumaker Mallory LLP, and was previously of counsel to its predecessor firm Parker Shumaker Mills LLP. He was previously counsel to Kaye Scholer LLP and a partner of Heenan Blaikie and of Stroock & Stroock & Lavan LLP. From 2002 to 2014, he was a director of Proteus Energy Corporation, a California-based private oil and gas production and development company and was its Chief Executive Officer from 2008 to 2014. From 1997 to 2003, he was a principal of SY Development Corporation, a Los Angeles-based real estate development company. Mr. Yankowitz earned his B.A. degree in Mathematics from the University of California, Berkeley (1977), his J.D. degree from the University of Southern California (1980), where he was an editor of the Southern California Law Review, and his LL.M. degree (First Class Honours) from the University of Cambridge (1981), where he was an Evan Lewis-Thomas Scholar at Sidney Sussex College. He is a member of the California and New York bars.

Director Independence

B4MC is not currently subject to listing requirements of any national securities exchange or inter-dealer quotation system which has requirements that a majority of the Board be “independent” and, as a result, is not at this time required to have on its Board comprised of a majority of “Independent Directors.”

The Board and Committees

The Board does not maintain a separate audit, nominating or compensation committee.  Functions customarily performed by such committees are performed by the Board as a whole.

The Board does not have a policy with regard to the consideration of any director candidates recommended by security holders.

Board Leadership Structure and Role in Risk Oversight

The Board evaluates its leadership structure and role in risk oversight on an ongoing basis. Currently, Gert Funk serves as the Company’s Chief Executive Officer and upon the Effective Date, Mr. Funk will serve as a Director and Joseph Page will serve as Chairman of the Board.  The Board does not currently have a lead independent director. The Board determines what leadership structure it deems appropriate based on factors such as the experience of the applicable individuals, the current business environment of the Company or other relevant factors.

The Board is also responsible for oversight of the Company’s risk management practices while management is responsible for the day-to-day risk management processes. This division of responsibilities is the most effective approach for addressing the risks facing the Company, and the Company’s Board leadership structure supports this approach. The Board receives periodic reports from management regarding the most significant risks facing the Company.

Communication with the Board

Stockholders or other interested parties may communicate with the Board by sending mail to the Company’s offices at 3651 Lindell Road, Suite D565, Las Vegas, Nevada 89103.

Board Meetings

During its fiscal year ended December 31, 2017, the Board of B4MC did not hold any meetings and did not take any actions by written consent.

Family Relationships

There are no family relationships between or among B4MC’s directors and executive officer.

Legal Proceedings

To B4MC’s knowledge, there are no material proceedings to which any director, director nominee, officer or affiliate of B4MC is a party adverse to B4MC or has a material interest adverse to B4MC.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2016, B4MC has not engaged in any transactions exceeding $120,000 with persons who were directors, officers or affiliates before and at the time of the transaction, and persons known by it to be the beneficial owners of 5% or more of its common stock.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires B4MC’s directors and executive officers and beneficial holders of more than 10% of its Common Stock to file with the SEC initial reports of ownership and reports of changes in ownership of its equity securities. Based solely upon its review of such forms received by it, or written representations from certain reporting persons, B4MC is not aware of any instances when an executive officer, director or any owner of more than 10% of the outstanding shares of its Common Stock failed to comply with the reporting requirements of Section 16(a) of the Exchange Act, except as follows: Henrik Rouf had 12 reportable transactions that were not reported on a timely basis on Form 4; Henrik Oerbekker had seven reportable transactions that were not reported on a timely basis on Form 4 and Carsten Jensen had two reportable transactions that were not reported on a timely basis on Forms 3 and 4.  On July 20, 2018, each such person made a filing with the Commission under Section 16(a). Based solely upon its review of such forms, the Company believes that such persons are no longer delinquent in such filing requirements.

EXECUTIVE COMPENSATION

B4MC’s officers and director did not receive any compensation for his services rendered to B4MC for the fiscal year ended December 31, 2017. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by B4MC for the benefit of its employee.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 23, 2018	B4MC Gold Mines, Inc.
	By:	/s/ Bennett J. Yankowitz
Bennett J. Yankowitz Chief Financial Officer